Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

CAPITAL INJECTION TO CLP&C

The Board wishes to announce that the Company, CLIC and CLP&C propose to enter into the Capital Injection Contract by 30 June 2018, pursuant to which the Company and CLIC agree CLP&C to convert its undistributed profits into share capital. As a result, the registered capital of CLP&C will be increased from RMB15 billion to RMB18.8 billion, and the capital injection amounts of the Company and CLIC will be RMB1.52 billion and RMB2.28 billion, respectively. Upon completion of the Proposed Capital Injection, CLP&C will continue to be held as to 40% and 60% by the Company and CLIC, respectively.

The Company holds 40% of the issued share capital of CLP&C. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is therefore a connected person of the Company. As CLIC holds 60% of the issued share capital of CLP&C, CLP&C also constitutes a connected person of the Company. As such, the Proposed Capital Injection by the Company under the Capital Injection Contract constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the Proposed Capital Injection by the Company are more than 0.1% but less than 5%, the Proposed Capital Injection by the Company is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

BACKGROUND

The Board wishes to announce that the Company, CLIC and CLP&C propose to enter into the Capital Injection Contract by 30 June 2018, pursuant to which the Company and CLIC agree CLP&C to convert its undistributed profits into share capital. As a result, the registered capital of CLP&C will be increased from RMB15 billion to RMB18.8 billion, and the capital injection amounts of the Company and CLIC will be RMB1.52 billion and RMB2.28 billion, respectively. Upon completion of the Proposed Capital Injection, CLP&C will continue to be held as to 40% and 60% by the Company and CLIC, respectively.

CAPITAL INJECTION CONTRACT

Parties

•	The Company

•	CLIC

•	CLP&C

Proposed Capital Injection

The Company and CLIC agree CLP&C to convert its undistributed profits into share capital, as a result of which the total number of shares of CLP&C will be increased from 15 billion shares to 18.8 billion shares, and its registered capital will be increased from RMB15 billion to RMB18.8 billion. The number of shares of CLP&C held by the Company and CLIC will be increased by 1.52 billion shares and 2.28 billion shares, respectively, and their capital injection amounts will be RMB1.52 billion and RMB2.28 billion, respectively. As the Proposed Capital Injection is to be made by way of capitalization of CLP&C’s undistributed profits, none of the Company or CLIC is required to make any cash payment in respect of the Proposed Capital Injection. Upon completion of the Proposed Capital Injection, CLP&C will continue to be held as to 40% by the Company and 60% by CLIC.

The additional numbers of shares to be allotted to the Company and CLIC by CLP&C are proportional to their current shareholding ratio in CLP&C, and are determined after arm’s length negotiations between the parties, based on the parties’ reasonable assessment of the future performance of CLP&C, taking into account various factors including the quality of assets of CLP&C, its growth potential, the market conditions and the potential synergy between the parties.

Conditions Precedent

The Proposed Capital Injection is conditional upon the following:

(i)

each of the Company, CLIC and CLP&C having complied with its internal approval procedures necessary for the performance of the Capital Injection Contract in accordance with applicable laws, regulatory rules of its listed jurisdictions and its articles of association;

Commission File Number 001-31914

(ii)

as of the date of obtaining all approvals required for the Proposed Capital Injection, there being no laws, injunctions or resolutions prohibiting the Proposed Capital Injection; and after the Capital Injection Contract takes effect, there being no effective laws or other rulings enacted or passed prohibiting the Proposed Capital Injection; and

(iii)	as of the date of obtaining all approvals required for the Proposed Capital Injection, there being no material breaches by any party of the Capital Injection Contract.

EFFECTIVENESS AND COMPLETION

The Capital Injection Contract shall take effect upon signing by the parties and affixing their official seals. After the execution of the Capital Injection Contract and the capital verification of the Proposed Capital Injection, CLP&C shall make an application to the CBIRC in writing for the change of its registered capital and the amendments to its articles of association, and after such approval is obtained, CLP&C shall complete all formalities in relation to the change of registration with the department in charge of industrial and commercial administration as soon as possible.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, re-insurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

CLP&C was incorporated in Beijing as a joint stock company with limited liability on 30 December 2006. Its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accident insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

Commission File Number 001-31914

Based on the audited financial statements of CLP&C prepared in accordance with the Chinese Accounting Standards for Business Enterprises, the audited net asset of CLP&C as at 31 December 2017 is approximately RMB20,450 million. The audited profits of CLP&C for the two years ended 31 December 2017 are as follows:

	For the year ended 31 December 2017 (RMB in million)	For the year ended 31 December 2016 (RMB in million)
Audited profit before taxation and non-recurring items	1,841.66	2,136.95
Audited profit after taxation and non-recurring items	807.78	1,156.63

REASONS FOR AND BENEFITS OF THE PROPOSED CAPITAL INJECTION

CLP&C intends to use its accumulated profits to resolve the problem of capital shortage and to increase its capital level by way of capitalization of undistributed profits. The Company believes that the Proposed Capital Injection will enhance the capital strength and market competitiveness of CLP&C, and enable the Company to benefit from the rapidly growing non-life insurance market, diversify its business operations and expand its profit drivers, which are in line with the long-term development strategy of the Company.

The Directors (including the independent non-executive Directors) are of the view that the Proposed Capital Injection is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun hold positions in CLIC and/or CLP&C, they have abstained from voting on the resolution in respect of the Proposed Capital Injection at the meeting of the Board.

LISTING RULES IMPLICATIONS

The Company holds 40% of the issued share capital of CLP&C. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is therefore a connected person of the Company. As CLIC holds 60% of the issued share capital of CLP&C, CLP&C also constitutes a connected person of the Company. As such, the Proposed Capital Injection by the Company under the Capital Injection Contract constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the Proposed Capital Injection by the Company are more than 0.1% but less than 5%, the Proposed Capital Injection by the Company is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“Capital Injection Contract”	the capital injection contract to be entered into among the Company, CLIC and CLP&C in respect of the Proposed Capital Injection

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLIC”

中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLP&C”

中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“Proposed Capital Injection”	the conversion by CLP&C of its undistributed profits into share capital pursuant to the Capital Injection Contract

Commission File Number 001-31914

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 26 April 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie